AGL Resources Inc. - Distribution Operations				AGL Resources Inc.
Consolidating Income Statements				Form U5S, Exhibit F.3a.2
Calendar 2002

	Distribution Operations	Atlanta Gas Light Company	Virginia Natural Gas, Inc.	Chattanooga Gas Company

Operating revenues	$844,066,620	$530,573,648	$238,240,537	$75,252,435
Cost of sales	267,376,730	89,119,376	133,292,705	44,964,650
Operating margin	576,689,890	441,454,272	104,947,832	30,287,785
Operating expenses
Operation and maintenance	255,286,088	201,452,901	42,501,970	11,328,723
Depreciation and amortization	82,006,894	62,681,593	14,447,212	4,878,088
Taxes other than income	25,190,271	16,749,051	5,453,084	2,988,136
Total operating expenses	362,483,253	280,883,545	62,402,266	19,194,948
Operating income	214,206,637	160,570,727	42,545,566	11,092,837
Other income (loss)	10,171,031	9,900,910	(161,055)	443,887
Earnings before interest and taxes	224,377,668	170,471,637	42,384,511	11,536,725
Interest expense and preferred stock dividends	50,442,168	39,956,004	10,494,221	(13,840)
Earnings before income taxes	173,935,499	130,515,633	31,890,290	11,550,565
Income taxes	67,460,918	50,483,444	12,437,480	4,545,905
Net income	$106,474,581	$80,032,188	$19,452,810	$7,004,660

AGL Resources Inc. - Distribution Operations			AGL Resources Inc.
Consolidating Income Statements			Form U5S, Exhibit F.3a.2
Calendar 2002

	AGL Rome Holding, Inc.	Distribution Operations Corp.	Eliminations

Operating revenues	$-	$-	$-
Cost of sales	-	-	-
Operating margin	-	-	-
Operating expenses
Operation and maintenance	2,494	-	-
Depreciation and amortization	-	-	-
Taxes other than income	-	-	-
Total operating expenses	2,494	-	-
Operating income	(2,494)	-	-
Other income (loss)	(12,711)	-	-
Earnings before interest and taxes	(15,205)	-	-
Interest expense and preferred stock dividends	74	5,709	-
Earnings before income taxes	(15,279)	(5,709)	-
Income taxes	(5,910)	-	-
Net income	$(9,368)	$(5,709)	$-